April 14, 2023
VIA EDGAR
Ms. Eiko Yaoita Pyles
Mr. Andrew Blume
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    A. O. Smith Corporation
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 14, 2023
File No. 001-00475

Dear Ms. Pyles and Mr. Blume:

This letter is in response to the letter dated March, 31, 2023, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”). The Staff's comment is set forth below in bold, followed by the Company's response to the comment.

Please note that the “Company,” “A. O. Smith,” “we,” “us,” and “our” refer to A. O. Smith and its consolidated subsidiaries, and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 10-K. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures, page 24

1. We note that you present Total Segment Earnings as a GAAP measure. Please note the presentation of a total segment profit or loss measure in any context other than the ASC 280 required reconciliation in the financial statement footnotes is considered a presentation of a non-GAAP measure. Furthermore, as a result, your Total Adjusted Segment Earnings non-GAAP measure currently is not reconciled to a GAAP measure. Show us how you will revise your presentation in future filings. Refer to Question 104.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

We acknowledge the Staff's comment, and in future filings, we will discontinue the presentation of total segment profit or loss as a GAAP measure in any context other than the ASC 280 required reconciliation in the financial statement footnotes. Beginning with the Company's Form 10-Q for the quarter ended March 31, 2023, we will present and reconcile the GAAP measure “Earnings before provision for income taxes” to total segment earnings and adjusted segment earnings. For your information, we have included in tabular format the presentation we will use in future financial reports.

The following is a reconciliation of reported earnings before provision for income taxes to segment earnings and adjusted segment earnings:

	Twelve Months Ended December 31,
	2022	2021
Earnings Before Provision for Incomes Taxes (GAAP)	$223.7	$625.6
Add: Corporate Expense(1)	128.9	52.1
Add: Interest Expense	9.4	4.3
Total Segment Earnings	$362.0	$682.0

North America(2)	$266.0	$590.8
Rest of World	96.3	91.4
Inter-segment earnings elimination	(0.3)	(0.2)
Total Segment Earnings	$362.0	$682.0

Additional Information
(1)Corporate Expense	$(128.9)	$(52.1)
Pension settlement expense, before tax	70.5	—
Pension expense (income), before tax	2.0	(2.6)
Terminated acquisition-related expenses, before tax	4.3	—
Adjusted Corporate Expense (non-GAAP)	$(52.1)	$(54.7)

(2)North America	$266.0	$590.8
Pension settlement expense, before tax	346.8	—
Pension expense (income), before tax	9.7	(10.5)
Legal judgment income, before tax	(11.5)	—
Adjusted North America (non-GAAP)	$611.0	$580.3

* * * * * *

Please direct questions regarding this response to me.

Sincerely,

/s/ Charles T. Lauber
Charles T. Lauber
Executive Vice President & Chief Financial Officer

cc: James F. Stern, A. O. Smith
Brian E. Cothroll, A. O. Smith
Benjamin A. Otchere, A. O. Smith
David W. Gay, Ernst & Young, LLP